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MFB Corp
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February 28, 2007


VIA EDGAR

Mr. John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Response to letter dated February 16, 2007
                  MFB Corp.
                  Form 10-K for the fiscal year ended September 30, 2006 Filed December 22, 2006
                  File No. 1-12279


Dear Mr. Nolan:

We are writing to provide you with the proposed future disclosures as referenced in the Comment Letter noted above.

Comment

Form 10-K for the fiscal year ended September 30, 2006:

Business

Non-performing and Classified Assets

1. We note your response to comment one of our letter dated January 26, 2007. In future filings, please describe the policies and procedures in place that provide for current and reliable information regarding the collectibility of your commercial loans. Your disclosure should address the typical communications between the loan officer and debtor, monitoring of the status and key financial information of the debtor, obtaining updated financial information from debtors and any guarantors, and reviews of collateral. Please provide us with you proposed future disclosure.

Response

In addition to the information already included in the Business section of the Form 10-K titled Non-performing and Classified Assets, we will include in future filings, the following information:

The timing and frequency of reviews of collateral and appraisals varies on a case by case basis and is contingent upon the circumstances and specific reliance on collateral for each credit. Initially the timing is discussed and established during approval of a loan by the loan committee and reviews may include accounts receivable, accounts payable, equipment appraisals, real estate appraisals, savings instruments in our possession and equities. We require updated financial reports, including balance sheet and profit and loss statements, with a strong preference for audited statements, monthly to quarterly when possible and depending on the credit and industry involved. Accounts receivable, accounts payable, aging reports, borrowing base certificates and other financial reports are collected monthly to quarterly where appropriate. We review personal financial statements annually for guarantors and tax returns annually for small business owners.

The typical communications between the loan officer and the debtor are over the phone and/or face to face, either at the customer's place of business or in our facility, and include communication with key personnel of the customer. This communication takes place daily to monthly depending on the type of communication needed.


MFB acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 574-273-7618 or by email at terry.clark@mfbbank.com should you require any additional information or have any further questions.

Very truly yours,



/s/ Terry L. Clark
Terry L. Clark
Executive Vice President
Chief Financial Officer